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                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.     1     )*
                                         ----------


                            Data Return Corporation
                            -----------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  23785M 10 5
                ----------------------------------------------
                                (CUSIP Number)

    Nathan Landow, 4710 Bethesda Avenue, Bethesda, MD 20814  (301) 657-4600
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 26, 2000
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 23785M 10 5                            Page ___2___ of ____6____ Pages
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nathan Landow
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,505,710/1/
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0/1/
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,505,710/1/
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0/1/
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,505,710/1/
--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.73%/2/
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

/1/Consists of 4,158,700 shares of common stock owned by Nathan Landow Family Limited Partnership, which is controlled by Mr. Landow, and 347,010 shares of common stock owned by Mr. Landow as of July 31, 2000.

/2/Based on 35,398,004 shares of Common Stock outstanding as of December 31, 1999.

                                 SCHEDULE 13D

CUSIP No. 23785M 10 5                            Page ___3___ of ____6____ Pages
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nathan Landow Family Limited Partnership
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0/1/
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,505,710/1/
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0/1/
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,505,710/1/
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0/1/
--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.73%/2/
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

/1/Consists of 4,158,700 shares of common stock owned by Nathan Landow Family Limited Partnership, which is controlled by Mr. Landow, and 347,010 shares of common stock owned by Mr. Landow as of July 31, 2000.

/2/Based on 35,398,004 shares of Common Stock outstanding as of December 31, 1999.

                                  SCHEDULE 13D

CUSIP No. 23785M 10 5                            Page ___4___ of ____6____ Pages
--------------------------------------------------------------------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    /s/ Nathan Landow
Date:  August 9, 2000               ------------------------------
                                    Nathan Landow

                                    NATHAN LANDOW FAMILY LIMITED
                                    PARTNERSHIP

                                    By:  Nathan Investments, Inc.,
                                         Its general partner


                                    By: /s/ Nathan Landow
                                        --------------------------
                                        Nathan Landow, President

                                  SCHEDULE 13D

CUSIP No. 23785M 10 5                            Page ___5___ of ____6____ Pages
--------------------------------------------------------------------------------


EXHIBIT INDEX
-------------

                                    EXHIBIT
                                    -------

1.  Joint Filing Agreement